1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

June 13, 2024

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah O’Neal

Re: Schwab Capital Trust (“Trust”) (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. O’Neal :

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 226 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 227 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on April 5, 2024. PEA No. 226 relates to amending the registration statement to make certain changes to the Schwab Fundamental Emerging Markets Large Company Index Fund, Schwab Fundamental Global Real Estate Index Fund, Schwab Fundamental International Large Company Index Fund, Schwab Fundamental International Small Company Index Fund, Schwab Fundamental US Large Company Index Fund, and Schwab Fundamental US Small Company Index Fund (each a “Fund”), including changes to certain Funds’ names, changes to each Fund’s comparative index and related changes to each Fund's investment objective and principal investment strategies. The SEC staff’s (the “Staff”) comments were provided by you to Stephen T. Cohen of Dechert LLP on May 20, 2024.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 226, unless otherwise noted. A summary of the Staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: In the “Average Annual Total Returns” table, please add “fees,” before “expenses or taxes” in the parenthetical for the row “Comparative Indices (reflects no deduction for expenses or taxes).”

Response: The Registrant has incorporated the requested comment.

June 13, 2024 Page 2

2.	Comment: In the “Fund Management” section of the Schwab Fundamental Index Funds’ prospectus, please confirm that the most recent discussion regarding the basis for the Board of Trustees’ approval of each fund’s Amended and Restated Investment Advisory Agreement is available in the funds’ 2023 annual report, which covers the period from November 1, 2022 through October 31, 2023. Please also note that, going forward, this section will need to be updated to note that the discussion will be in the Form N-CSR filing for the funds.

Response: The Registrant confirms that the most recent discussion regarding the basis for the Board of Trustees’ approval of each fund’s Amended and Restated Investment Advisory Agreement is available in the funds’ 2023 annual report, which covers the period from November 1, 2022 through October 31, 2023.  The Registrant will refer to the Form N-CSR filing in the future.

*           *           *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen